Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

SIGNATURES
Press release regarding TDK's consolidated financial results for the first half of fiscal year 2004 ended September 30, 2003
1) Summary
2) Management Policies
3) Business Results and Financial Position
4) Statements of income
5) Balance sheets
6) Statements of stockholders’ equity
7) Statements of cash flows
8) Summary of Significant Accounting Policies
9) Segment Information
10) Fair Value of Securities
11) Fair Value of Derivatives
12) Statements of income (Non-Consolidated)
13) Balance sheets (Non-Consolidated)
Supplementary Information

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation

(Registrant)

October 29, 2003

	BY:	/s/ Seiji Enami Seiji Enami General Manager Finance and Accounting Department Administration Group

TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan

Contacts;

TDK Corporation(Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102

TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600

TDK UK Limited	Ron Matier	+44(1737)773773

FOR IMMEDIATE RELEASE

TOKYO — October 29, 2003 TDK Corporation today announced its Consolidated business results prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for the first half of fiscal year (“FY”) 2004 and the 2nd quarter (“Qtr.”) and Non-Consolidated business results for the first half of FY 2004.

1) Summary

Consolidated results (April 1, 2003 — September 30, 2003)

Term	The first half of FY2004			The first half of FY2003
	(April 1, 2003 - Sep. 30, 2003)			(April 1, 2002 - Sep. 30, 2002)		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	316,279	100.0	2,849,360	296,380	100.0	19,899	6.7
Operating income	24,020	7.6	216,396	10,019	3.4	14,001	139.7
Income before income taxes	25,014	7.9	225,351	7,636	2.6	17,378	227.6
Net income	19,257	6.1	173,486	4,645	1.6	14,612	314.6
Net income per common share	Yen 145.27		U.S.$1.31	Yen 34.98

(Sales breakdown)

Term	The first half of FY2004			The first half of FY2003
	(April 1, 2003 - Sep. 30, 2003)			(April 1, 2002 - Sep. 30, 2002)		Change

Product	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components	254,352	80.4	2,291,459	234,272	79.0	20,080	8.6
Electronic materials	82,302	26.0	741,459	88,918	30.0	(6,616)	-7.4
Electronic devices	52,451	16.6	472,531	59,293	20.0	(6,842)	-11.5
Recording devices	111,423	35.2	1,003,811	78,173	26.4	33,250	42.5
Semiconductors & others	8,176	2.6	73,658	7,888	2.6	288	3.7
Recording media & systems	61,927	19.6	557,901	62,108	21.0	(181)	-0.3

Total sales	316,279	100.0	2,849,360	296,380	100.0	19,899	6.7

Overseas sales	234,743	74.2	2,114,802	212,091	71.6	22,652	10.7

Notes:

1.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

2.	U.S.$1=Yen 111

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Non-Consolidated

Non-Consolidated results (April 1, 2003 — September 30, 2003)

Term	The first half of FY2004			The first half of FY2003
	(April 1, 2003 - Sep. 30, 2003)			(April 1, 2002 - Sep. 30, 2002)		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	152,474	100.0	1,373,639	167,260	100.0	(14,786)	-8.8
Operating income	1,062	0.7	9,567	3,480	2.1	(2,418)	-69.5
Current income	4,819	3.2	43,414	6,937	4.1	(2,118)	-30.5
Net income	1,127	0.7	10,153	1,056	0.6	71	6.7
Net income per common share	Yen 8.51		U.S.$0.07	Yen 7.96
Dividends per share	Yen 25.00		U.S.$0.22	Yen 25.00

Notes:

1.	Any portion less than Yen one million is disregarded, the same being applicable hereinafter. U.S.$1=Yen 111 (U.S. dollar translation is added herein solely for convenience of readers outside Japan.)

2.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

(Sales breakdown)

Term	The first half of FY2004			The first half of FY2003
	(April 1, 2003 - Sep. 30, 2003)			(April 1, 2002 - Sep. 30, 2002)		Change

Product	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components	131,033	85.9	1,180,477	146,384	87.5	(15,351)	-10.5
Electronic materials	64,157	42.1	577,990	70,620	42.2	(6,463)	-9.2
Electronic devices	39,041	25.6	351,720	45,694	27.3	(6,653)	-14.6
Recording devices	20,562	13.5	185,243	24,055	14.4	(3,493)	-14.5
Semiconductors & others	7,272	4.7	65,513	6,013	3.6	1,259	20.9
Recording media & systems	21,440	14.1	193,153	20,876	12.5	564	2.7

Total sales	152,473	100.0	1,373,630	167,260	100.0	(14,787)	-8.8

Overseas sales	87,909	57.7	791,972	90,622	54.2	(2,713)	-3.0

Note: U.S.$1=Yen 111

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Consolidated

2nd Qtr. Consolidated results

Consolidated results (July 1, 2003 — September 30, 2003)

Term	The 2nd Qtr. of FY2004			The 2nd Qtr. of FY2003
	(July 1, 2003 - Sep. 30, 2003)			(July 1, 2002 - Sep. 30, 2002)		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	163,063	100.0	1,469,036	147,672	100.0	15,391	10.4
Operating income	13,840	8.5	124,685	4,033	2.7	9,807	243.2
Income before income taxes	13,850	8.5	124,775	4,333	2.9	9,517	219.6
Net income	11,232	6.9	101,189	2,484	1.7	8,748	352.2
Net income per common share	Yen 84.76		U.S.$0.76	Yen 18.71

(Sales breakdown)

Term	The 2nd Qtr. of FY2004			The 2nd Qtr. of FY2003
	(July 1, 2003 - Sep. 30, 2003)			(July 1, 2002 - Sep. 30, 2002)		Change

Product	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components	130,563	80.1	1,176,243	116,102	78.6	14,461	12.5
Electronic materials	41,882	25.7	377,315	43,058	29.2	(1,176)	-2.7
Electronic devices	26,634	16.3	239,946	29,449	19.9	(2,815)	-9.6
Recording devices	57,583	35.3	518,766	39,832	27.0	17,751	44.6
Semiconductors & others	4,464	2.8	40,216	3,763	2.5	701	18.6
Recording media & systems	32,500	19.9	292,793	31,570	21.4	930	2.9

Total sales	163,063	100.0	1,469,036	147,672	100.0	15,391	10.4

Overseas sales	121,960	74.8	1,098,739	105,900	71.7	16,060	15.2

Notes:

1.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

2.	U.S.$1=Yen 111

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2) Management Policies

(1) Fundamental Management Policy

TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized electronic materials, electronic devices, recording devices and recording media & systems. This drive has been based on the company’s founding spirit: “Contribute to culture and industry through creativity.”

To preserve its identity as a dynamic company, TDK is dedicated to creating value for all stakeholders, including shareholders, customers, society and employees, by drawing on innovative thinking and a willingness to tackle new challenges. TDK firmly believes that it must remain an organization that is a constant source of exciting ideas that are of true value to stakeholders.

(2) Fundamental Policy for Distribution of Earnings

Returning earnings to shareholders is one of TDK’s highest management priorities. As such, TDK’s fundamental policy is to pay a stable dividend while taking into consideration a broad range of factors, including the return on equity (ROE), dividends as a percentage of equity (DOE) and the company’s results of operation on a consolidated basis.

Retained earnings are used to make TDK more competitive by developing new products and technologies. Funds are strategically invested in R&D to respond precisely to the rapid technological advances in the electronics industry.

(3) Medium- and Long-Term Management Strategy

In April 2000, TDK launched its Exciting 108 medium-term management plan with the aim of becoming an exciting company and increasing TDK’s value. The plan runs through to the end of March 2004.

TDK is prioritizing three key fields in the electronics industry: IT Home Electronics Appliances; High-Speed, Large-Capacity Networks; and Car Electronics. By bolstering materials and process technologies, TDK fortes, the company hopes to deliver in a timely manner the new products that customers need. In the dynamically changing electronics industry, TDK aims to raise its corporate value by increasing profitability without counting on top-line growth and sales without relying on market expansion.

Environmental activities are also positioned as an important management theme as TDK is determined to play its part in preserving the environment for future generations. TDK is devoting its energies to achieve zero emission status at all sites in Japan and five sites overseas. And, having formulated a fundamental environmental plan, “TDK Environmental Action 2010,” the company is committed to contributing to the creation of a society oriented toward recycling.

(4) Corporate Ethics

TDK has formulated a corporate code of ethics to guide the activities of all members of TDK in their efforts to create an even better company. The corporate code of ethics, which is based on TDK’s corporate motto and principles, specifies the rules that the company, management and employees must observe in the conduct of business. The corporate code of ethics demonstrates TDK’s commitment to constantly upholding

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corporate ethical standards and improving risk management.

(5) Strategy to Improve Corporate Governance

Companies must conduct their activities and manage their operations in a fair, impartial and transparent manner, abiding by laws and regulations, and with the recognition that their existence is supported by shareholders, customers, society and employees. TDK put in place internal controls with this fundamental recognition in mind. It has also implemented a number of other measures in the same vein, such as appointing outside director and statutory auditors, involving people outside the company in setting directors’ remuneration, and ensuring that corporate ethics are strictly observed.

(5-1) Management structure and other corporate governance systems concerning decision-making, strategy execution and supervision

One of TDK’s 7 directors is an outside director, who also serves as the chairperson of the Remuneration Committee, which was set up to ensure the fairness of directors’ remuneration. Another committee, the Corporate Ethics Committee, was established to ensure that TDK upholds corporate ethical standards. Independent of this committee, TDK has a “hotline” that encourages employees to report matters relating to corporate ethics and offer suggestions. Moreover, having introduced the post of corporate officer, TDK has clearly demarcated responsibilities: directors are responsible for decision-making and oversight, while corporate officers have responsibility for executing day-to-day operations. Corporate officers execute policies set by the Board of Directors in their respective areas of responsibility.

TDK applies the Corporate Auditor System in accordance with the Commercial Code of Japan, and 3 of its 5 corporate auditors come from outside the company. The role of the corporate auditor is not restricted to the supervision of directors’ activities. As required, they also audit business activities. In addition, the Management Review & Support Department is primarily responsible for auditing business activities.

Another defining aspect of TDK’s corporate governance system is that it receives advice and warnings from outside legal counsel and independent auditors regarding risks associated with TDK’s corporate activities.

(5-2) Personal, financial and trading relationships between the company and the outside director and outside corporate auditors, and other beneficial relationships

There are no personal or financial relationships between TDK and the outside director or the three outside corporate auditors.

(5-3) Measures taken to enhance corporate governance over the past year

To ensure that corporate ethical standards are being upheld, TDK has put in place a global corporate ethics framework that encompasses the activities of overseas subsidiaries as well as domestic ones. And, to comply with the U.S. Sarbanes-Oxley Act of 2002, a strict law relating to corporate governance that was prompted by a series of scandals involving major corporations, TDK formed a project team that includes outside experts to undertake a fundamental review and reinforcement of corporate systems. Moreover, at the ordinary general meeting of shareholders held in June 2003, a resolution was approved that shortens the terms of directors to one year. This change was made to give the company the best management structure with

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which to respond flexibly to changes in its operating environment and to build greater trust with shareholders.

(6) Policy Regarding Reduction of TDK’s Share Trading Unit

On August 1, 2000, TDK reduced the trading unit of its common shares from 1,000 to 100 shares to broaden the shareholder base and increase the liquidity of the company’s shares. TDK now considers that its shares have sufficient liquidity. TDK will consider a further reduction of the trading unit based on its stock price and market needs as well as on a cost-benefit analysis.

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3) Business Results and Financial Position

1. Summary

Consolidated results for the first half of fiscal 2004, the six-month period from April 1, 2003 through September 30, 2003, are as follows:

TDK posted net sales of ¥316,279 million (US$2,849,360 thousand), up 6.7% from ¥296,380 million. Operating income rose 139.7%, from ¥10,019 million, to ¥24,020 million (US$216,396 thousand). Income before income taxes was ¥25,014 million (US$225,351 thousand), up 227.6% from ¥7,636 million, and net income was ¥19,257 million (US$173,486 thousand), an increase of 314.6% from ¥4,645 million. Net income per common share was ¥145.27 (US$1.31), compared with ¥34.98 in the first half of the previous fiscal year.

Average first-half yen exchange rates for the U.S. dollar and euro were ¥118 (previous year ¥123) and ¥134 (previous year ¥117), respectively, as the yen appreciated 4.1% versus the dollar and depreciated 14.5% against the euro. This had the effect of lowering net sales by approximately ¥4.9 billion and operating income by approximately ¥2.8 billion.

(Sales by Segment)
The following is an explanation of sales by segment.

Electronic materials and components segment

In the electronic materials and components segment, net sales increased 8.6%, from ¥234,272 million, to ¥254,352 million (US$2,291,459 thousand). Sales in the electronic materials and electronic devices sectors fell compared with one year earlier when demand was buoyant. Strong demand was seen in some areas, such as for digital audio and visual products. The main factor behind the higher sales in this segment was a sharp increase in sales in the recording devices sector, where robust demand for HDD heads carried over from the previous fiscal year. Sector results were as follows.

Electronic materials

Sales in the electronic materials sector decreased 7.4%, from ¥88,918 million, to ¥82,302 million (US$741,459 thousand).

(Capacitors) Sales of multilayer chip capacitors, which account for the majority of capacitor sector sales, decreased in spite of a steady upturn in demand that began in the fourth quarter of fiscal 2003, particularly in respect of audio and visual equipment and communications products. There were two main reasons for the year-on-year decrease: prices continued to fall due to calls for discounts from customers, and orders weakened following an increase during the first half of fiscal 2003 that followed a period of inventory reductions by customers.

(Ferrite cores and magnets) In ferrite cores and magnets, overall sales of ferrite cores declined year on year due to continuing calls for discounts on flyback transformers and deflection yoke cores in a soft TV and computer monitor market, the key applications for these products. The decline also reflected stiff price-based competition in general-purpose power supply cores despite brisk demand. Magnet sales also declined, despite solid growth in demand from the automobile industry, driven by the increasing use of electronics in vehicles. Inventory reductions by customers in other industries and price discounting in all markets were to blame for the lower overall magnet sales. As a result, sales for ferrite cores and magnets as a

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whole fell year on year.

Electronic devices

In the electronic devices sector, sales decreased 11.5%, from ¥59,293 million, to ¥52,451 million (US$472,531 thousand).

(Inductive devices) Inductive devices, the largest product category in this sector, saw sales decline year on year due to inventory cutbacks by customers and price discounting pressure in the video game systems sector. Another factor was the strong demand in the same period of the previous fiscal year from TV manufacturers related to the 2002 FIFA World Cup™. On the other hand, an expanding digital audio and visual products market, including products like DVD players, plasma display panels and LCDs, and the increasing use of electronics in vehicles resulted in higher demand in these areas.

(High-frequency components) Sales of high-frequency components decreased, despite an upswing in sales volume for use in mobile phones, the main market for these components. The continuing glut in the supply of high-frequency components of all types prompted customers to demand price reductions that were greater than in other electronic components sectors. Another reason for the overall drop in sales was lower demand for components in fields other than mobile phones.

(Other products) Overall, sales of other products decreased. Solid growth continued to be recorded by sensors and actuators used in PCs and peripherals and in communications products. However, this could not offset the negative effect of scaled-back production by customers, which dented demand for DC-DC converters for video game systems.

Recording devices

Recording devices sales jumped 42.5%, from ¥78,173 million, to ¥111,423 million (US$1,003,811 thousand). HDD heads, the main product in this sector, saw a dramatic increase in sales on the back of brisk demand in the HDD market, the main market for these heads. The strong sales growth also reflected robust HDD sales at major TDK customers. Sales of other heads also increased on buoyant demand.

Semiconductors & others

Sales in the semiconductors & others sector increased 3.7%, from ¥7,888 million, to ¥8,176 million (US$73,658 thousand) thanks to higher sales of other products. Holding back further growth was lower sales of semiconductors for LAN/WAN applications and set-top box modems due to sluggish levels of investment in communications infrastructure equipment and curbs on capital expenditures at customers. Sales of anechoic chambers for noise control also fell.

Recording media & systems segment

In the recording media & systems segment, sales edged down 0.3%, from ¥62,108 million, to ¥61,927 million (US$557,901 thousand). Audiotape sales shrank as the long-term decline in demand continued due to the shift to optical media. Videotape sales also declined, as demand shifted from VHS tapes to DVDs, which are rapidly gaining acceptance by consumers. On the other hand, optical media products CD-Rs and DVDs both saw sales increase as this market continues to expand. Growth in the DVD market is particularly noteworthy. These sales increases offset falling sales of MDs resulting from lower demand and of CD-Rs due to declining sales prices. While sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers increased, the other products sector saw overall sales fall due to factors

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such as lower software sales.

*Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Seagate RSS in the U.S., other countries or both.

(Sales by Region)

By region, sales in Japan decreased 3.3%, from ¥84,289 million, to ¥81,536 million (US$734,558 thousand). While sales increased in the recording devices sector, sales fell in the electronic materials and electronic devices sectors as well as the recording media & systems segment.

In the Americas, sales dropped 23.0%, from ¥56,294 million, to ¥43,328 million (US$390,343 thousand). Sales in all sectors, with the exception of semiconductors & others, fell due to a weak recovery in demand and the appreciation of the yen against the U.S. dollar.

In Europe, sales increased 7.6%, from ¥34,368 million, to ¥36,987 million (US$333,216 thousand). The main reasons were strong demand for optical media (CD-Rs and DVDs) and the yen’s depreciation against the euro.

In Asia and Others, sales increased 27.2%, from ¥121,429 million, to ¥154,428 million (US$1,391,243 thousand), mainly due to higher sales of recording devices.

The overall result was a 10.7% rise in overseas sales year on year, from ¥212,091 million, to ¥234,743 million (US$2,114,802 thousand). Overseas sales accounted for 74.2% of consolidated net sales, a 2.6 percentage point increase from 71.6%.

On a parent-company basis, net sales decreased 8.8%, from ¥167,260 million, to ¥152,474 million (US$1,373,639 thousand) and current income decreased 30.5%, from ¥6,937 million, to ¥4,819 million (US$43,414 thousand). Net income increased 6.7%, from ¥1,056 million, to ¥1,127 million (US$10,153 thousand) and net income per common share was ¥8.51 (US$0.07).

At today’s meeting of TDK’s Board of Directors, an interim dividend of ¥25 per share of common stock was approved.

2. Financial Position

(2-1) The following table summarizes TDK’s balance sheet at September 30, 2003, compared with March 31, 2003.

• Total assets	¥750,715 million	0.5% increase
• Total stockholders’ equity	¥561,662 million	1.4% increase
• Equity ratio	74.8%	0.7 percentage point increase

At the end of the interim period, cash and cash equivalents were ¥22,855 million higher than on March 31, 2003, but net property, plant and equipment and other assets decreased ¥9,237 million and ¥10,816 million, respectively. As a result of the above items and other changes, total assets increased ¥3,378 million from March 31, 2003.

Total liabilities decreased ¥4,267 million. Trade payables increased ¥3,494 million, but

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retirement and severance benefits decreased ¥9,160 million.

Total stockholders’ equity increased ¥7,777 million. Retained earnings increased ¥15,376 million and accumulated other comprehensive loss increased ¥6,380 million.

(2-2) Cash Flows

(¥ millions)

	Fiscal 2004 Interim	Fiscal 2003 Interim	Change

Net cash provided by operating activities	52,031	44,070	7,961
Net cash used in investing activities	(18,535)	(13,345)	(5,190)
Net cash used in financing activities	(5,292)	(4,340)	(952)
Effect of exchange rate changes on cash and cash equivalents	(5,349)	(4,324)	(1,025)
Net increase in cash and cash equivalents	22,855	22,061	794
Cash and cash equivalents at beginning of period	170,551	125,761	44,790
Cash and cash equivalents at end of period	193,406	147,822	45,584

Operating activities provided net cash of ¥52,031 million (US$468,748 thousand), a year-on-year increase of ¥7,961 million. This mainly reflected an increase of ¥14,612 million in net income to ¥19,257 million (US$173,486 thousand), and a decrease of ¥4,861 million in depreciation and amortization to ¥23,642 million (US$212,991 thousand).

Investing activities used net cash of ¥18,535 million (US$166,982 thousand), an increase of ¥5,190 million. A ¥6,354 million increase in capital expenditures to ¥20,826 million (US$187,622 thousand) was the main reason.

Financing activities used net cash of ¥5,292 million (US$47,676 thousand), ¥952 million more year on year. This primarily reflected a ¥565 million increase in sale (purchase) of treasury stock, net and a ¥659 million increase in dividends paid.

3. Fiscal 2004 Projections

TDK’s consolidated and non-consolidated projections for fiscal 2004, as announced in July and May 2003, respectively, have been revised, as detailed below, based on the following considerations.

•	TDK had assumed an average yen-U.S. dollar exchange rate for the fiscal year of ¥120. But given that the actual average rate in the first half of fiscal 2004 was ¥118, TDK is now assuming an average rate of ¥110 for the second half of the year.

•	There were signs of an upturn in some markets in the first half of the year, highlighted by growth in demand for products used in digital home electronic appliances and a recovery in demand for those used in notebook computers and mobile phones. On the other hand, the downside of the growth in digital products is lower demand for existing products, leading to disparity between sectors in the electronics market.

•	There was some divergence between the assumptions and premises used by TDK at the start of the fiscal year and actual results for the first half, prompting the need for revisions.

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Both electronic materials and electronic devices have seen orders pick up in respect of some products while other categories continue to face stiff competition. TDK has thus revised its projected results for the second half of the year based on new assumptions.

•	In HDD heads, the mainstay product in the recording devices sector, first-half results were strong on the back of rising demand for HDDs. Given the order backlog in the third quarter, TDK believes that net sales for fiscal 2004 may exceed initial estimates.

•	TDK also believes that consolidated earnings may marginally exceed previous projections, with the benefits of cost cutting and higher production volumes outstripping the negative effects of exchange rates and pressure to discount prices. On a non-consolidated basis, TDK forecasts that it will have difficulty fully absorbing the effect of exchange rate fluctuations.

Consolidated Projections for Fiscal 2004

	Revised projection	% change	As of July 2003
	¥ millions	from FY03	¥ millions

Net sales	¥636,000	4.5	¥635,000
Operating income	45,000	103.8	41,000
Income before income taxes	46,000	154.4	42,000
Net income	33,500	178.7	30,000

Non-Consolidated Projections for Fiscal 2004

	Revised projection	% change	As of May 2003
	¥ millions	from FY03	¥ millions

Net sales	¥307,800	-4.0	¥321,000
Operating income	2,100	-34.0	8,000
Current income	7,500	-17.4	13,000
Net income	2,400	—	7,000

Cautionary Statement About Projections

This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.

In preparing forecasts and estimates, TDK and its group companies have used as their basis, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.

The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

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Consolidated

4) Statements of income

Term	The first half of FY2004			The first half of FY2003
	(April 1, 2003 - Sep. 30, 2003)			(April 1, 2002 - Sep. 30, 2002)		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	316,279	100.0	2,849,360	296,380	100.0	19,899	6.7
Cost of sales	227,919	72.1	2,053,324	223,738	75.5	4,181	1.9
Gross profit	88,360	27.9	796,036	72,642	24.5	15,718	21.6
Selling, general and administrative expenses	64,340	20.3	579,640	62,623	21.1	1,717	2.7
Operating income	24,020	7.6	216,396	10,019	3.4	14,001	139.7

Other income (deductions):
Interest and dividend income	655		5,901	708		(53)
Interest expense	(212)		(1,910)	(198)		(14)
Foreign exchange gain (loss)	(2,037)		(18,351)	(1,699)		(338)
Other-net	2,588		23,315	(1,194)		3,782
Total other income (deductions)	994	0.3	8,955	(2,383)	-0.8	3,377	—

Income before income taxes	25,014	7.9	225,351	7,636	2.6	17,378	227.6

Income taxes	5,511	1.7	49,649	2,756	1.0	2,755	100.0

Income before minority interests	19,503	6.2	175,702	4,880	1.6	14,623	299.7

Minority interests	(246)	-0.1	(2,216)	(235)	-0.0	(11)	-4.7

Net income	19,257	6.1	173,486	4,645	1.6	14,612	314.6
Net income per common share	Yen 145.27		U.S.$1.31	Yen 34.98
Average common shares outstanding	132,559 thousands			132,802 thousands

Notes:

1.	The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

2.	U.S.$1=Yen 111

12/23

Consolidated

5) Balance sheets

ASSETS

Term	As of Sep. 30, 2003			As of Mar. 31, 2003		Change	As of Sep. 30, 2002

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%

Current assets	446,324	59.5	4,020,937	420,962	56.3	25,362	406,300	55.8
Cash and cash equivalents	193,406		1,742,396	170,551		22,855	147,822
Net trade receivables	141,343		1,273,360	140,023		1,320	137,796
Inventories	77,663		699,667	73,917		3,746	83,714
Other current assets	33,912		305,514	36,471		(2,559)	36,968

Noncurrent assets	304,391	40.5	2,742,261	326,375	43.7	(21,984)	321,374	44.2
Investments in securities	16,791		151,270	18,722		(1,931)	14,737
Net property, plant and equipment	216,670		1,951,982	225,907		(9,237)	244,040
Other assets	70,930		639,009	81,746		(10,816)	62,597

TOTAL	750,715	100.0	6,763,198	747,337	100.0	3,378	727,674	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

Term	As of Sep. 30, 2003			As of Mar. 31, 2003		Change	As of Sep. 30, 2002

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%

Current liabilities	109,836	14.7	989,514	105,014	14.0	4,822	99,683	13.7
Short-term debt	1,620		14,595	1,919		(299)	1,834
Trade payables	60,454		544,631	56,960		3,494	55,896
Accrued expenses	37,766		340,234	39,571		(1,805)	33,031
Income taxes payables	2,163		19,486	1,057		1,106	2,484
Other current liabilities	7,833		70,568	5,507		2,326	6,438

Noncurrent liabilities	75,989	10.1	684,585	85,078	11.4	(9,089)	58,971	8.1
Long-term debt, excluding current installments	165		1,486	94		71	255
Retirement and severance benefits	75,811		682,982	84,971		(9,160)	58,318
Deferred income taxes	13		117	13		—	398
Total liabilities	185,825	24.8	1,674,099	190,092	25.4	(4,267)	158,654	21.8

Minority interests	3,228	0.4	29,081	3,360	0.5	(132)	4,425	0.6

Common stock	32,641		294,063	32,641		—	32,641
Additional paid-in capital	63,051		568,027	63,051		—	63,051
Legal reserve	16,494		148,595	15,953		541	15,955
Retained earnings	541,295		4,876,532	525,919		15,376	521,859
Accumulated other comprehensive income (loss)	(85,204)		(767,604)	(78,824)		(6,380)	(64,100)
Treasury stock	(6,615)		(59,595)	(4,855)		(1,760)	(4,811)
Total stockholders’ equity	561,662	74.8	5,060,018	553,885	74.1	7,777	564,595	77.6

TOTAL	750,715	100.0	6,763,198	747,337	100.0	3,378	727,674	100.0

Total common shares outstanding	132,376 thousands			132,625 thousands			132,634 thousands

Note: U.S.$1=Yen 111

13/23

Consolidated

6) Statements of stockholders’ equity

Term			FY2003	The first half of FY2003
	The first half of FY2004		(April 1, 2002 -	(April 1, 2002 -
	(April 1, 2003 - Sep. 30, 2003)		Mar. 31, 2003)	Sep. 30, 2002)

Item	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)

Common stock:
Balance at beginning of period	32,641	294,063	32,641	32,641

Balance at end of period	32,641	294,063	32,641	32,641

Additional paid-in capital:
Balance at beginning of period	63,051	568,027	63,051	63,051

Balance at end of period	63,051	568,027	63,051	63,051

Legal reserve:
Balance at beginning of period	15,953	143,721	15,683	15,683
Transferred from retained earnings	541	4,874	270	272

Balance at end of period	16,494	148,595	15,953	15,955

Retained earnings:
Balance at beginning of period	525,919	4,738,009	520,143	520,143
Net income	19,257	173,486	12,019	4,645
Cash dividends	(3,316)	(29,874)	(5,973)	(2,657)
Losses on sales of treasury stock	(24)	(215)	—	—
Transferred to legal reserve	(541)	(4,874)	(270)	(272)

Balance at end of period	541,295	4,876,532	525,919	521,859

Accumulated other comprehensive income (loss):
Balance at beginning of period	(78,824)	(710,127)	(43,999)	(43,999)
Other comprehensive income (loss) for the period, net of tax	(6,380)	(57,477)	(34,825)	(20,101)

Balance at end of period	(85,204)	(767,604)	(78,824)	(64,100)

Treasury stock:
Balance at beginning of period	(4,855)	(43,739)	(3,592)	(3,592)
Acquisition of treasury stock	(1,854)	(16,703)	(1,263)	(1,219)
Exercise of stock option	94	847	—	—
Balance at end of period	(6,615)	(59,595)	(4,855)	(4,811)

Total stockholders’ equity	561,662	5,060,018	553,885	564,595

Disclosure of comprehensive income (loss):
Net income for the period	19,257	173,486	12,019	4,645
Other comprehensive income (loss) for the period, net of tax	(6,380)	(57,477)	(34,825)	(20,101)

Total comprehensive income (loss) for the period	12,877	116,009	(22,806)	(15,456)

Note: U.S.$1=Yen 111

14/23

Consolidated

7) Statements of cash flows

Term			The first half
			of FY2003
	The first half of FY2004		(April 1, 2002 -
	(April 1, 2003 - Sep. 30, 2003)		Sep. 30, 2002)

Item	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Cash flows from operating activities:
Net income	19,257	173,486	4,645
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,642	212,991	28,503
Loss on disposal of property and equipment	1,231	11,090	2,441
Deferred income taxes	2,494	22,468	2,533
Loss on securities	1,068	9,622	949
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(6,860)	(61,802)	306
Decrease (increase) in inventories	(6,323)	(56,964)	4,616
Increase in trade payables	6,411	57,757	5,451
Increase (decrease) in income taxes payables, net	2,072	18,667	5,865
Other-net	9,039	81,433	(11,239)

Net cash provided by operating activities	52,031	468,748	44,070

Cash flows from investing activities:
Capital expenditures	(20,826)	(187,622)	(14,472)
Proceeds from sales and maturities of investments	1,830	16,487	11
Payment for purchase of investments	(96)	(865)	(30)
Other-net	557	5,018	1,146

Net cash used in investing activities	(18,535)	(166,982)	(13,345)

Cash flows from financing activities:
Proceeds from long-term debt	35	315	35
Repayment of long-term debt	(212)	(1,910)	(439)
Increase (decrease) in short-term debt, net	(15)	(135)	(60)
Sale (purchase) of treasury stock, net	(1,784)	(16,072)	(1,219)
Dividends paid	(3,316)	(29,874)	(2,657)

Net cash used in financing activities	(5,292)	(47,676)	(4,340)

Effect of exchange rate changes on cash and cash equivalents	(5,349)	(48,189)	(4,324)
Net increase in cash and cash equivalents	22,855	205,901	22,061
Cash and cash equivalents at beginning of period	170,551	1,536,495	125,761
Cash and cash equivalents at end of period	193,406	1,742,396	147,822

Note: U.S.$1=Yen 111

15/23

8) Summary of Significant Accounting Policies

1.	The consolidated financial statements are prepared in conformity with U.S. GAAP.

(1)	Marketable Securities

Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.

(2)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.

(3)	Depreciation

Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and of certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.

(4)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.

(5)	Derivatives Financial Instruments

SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133” are adopted.

(6)	Goodwill and Other Intangible Assets

SFAS No.141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets” are adopted.

2.	During this consolidated accounting period, TDK had 72 subsidiaries (20 in Japan and 52 overseas). TDK also had 8 affiliates (5 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income (loss) and total comprehensive income (loss) for the six months ended September 30, 2003 and 2002 were as follows;

Term	The first half of FY2004		The first half of FY2003
	(April 1, 2003 - Sep. 30, 2003)		(April 1,2002 - Sep. 30,2002)

Item	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Net income	19,257	173,486	4,645

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(14,709)	(132,513)	(15,542)
Minimum pension liability adjustments	8,296	74,739	(2,600)
Net unrealized gains (losses) on securities	33	297	(1,959)

Total comprehensive income (loss)	12,877	116,009	(15,456)

Note: U.S.$1=Yen 111

16/23

4.	Adoption of new accounting standards

(1)	Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. TDK adopted EITF 00-21 on July 1, 2003. The adoption of EITF 00-21 did not have a material effect on TDK’s consolidated financial position and results of operations.

(2)	Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. FIN 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN 46 applies immediately to all new VIEs created or acquired after January 31, 2003, TDK has not entered into any new arrangements with VIEs after January 31, 2003. For VIEs created or acquired before February 1, 2003, the provisions of FIN 46 must be adopted by December 31, 2003. The effect on TDK’s consolidated financial statements of adopting the provisions of FIN 46 has not been determined.

17/23

Consolidated

9)   Segment Information

The following industry and geographic segment information are required by the Japanese Securities Exchange Law.

1.   Industry segment information

Term				The first half of
	The first half of FY2004			FY2003
	(April 1, 2003 - Sep. 30, 2003)			(April 1, 2002 - Sep. 30, 2002)		Change

Product	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components
Net sales	254,352	100.0	2,291,459	234,272	100.0	20,080	8.6
Unaffiliated customers	254,352		2,291,459	234,272		20,080	8.6
Intersegment	—		—	—		—	—
Operating expenses	228,520	89.8	2,058,739	223,557	95.4	4,963	2.2

Operating income	25,832	10.2	232,720	10,715	4.6	15,117	141.1

Recording media & systems
Net sales	61,927	100.0	557,901	62,108	100.0	(181)	-0.3
Unaffiliated customers	61,927		557,901	62,108		(181)	-0.3
Intersegment	—		—	—		—	—
Operating expenses	63,739	102.9	574,225	62,804	101.1	935	1.5

Operating income (loss)	(1,812)	-2.9	(16,324)	(696)	-1.1	(1,116)	-160.3

TOTAL
Net sales	316,279	100.0	2,849,360	296,380	100.0	19,899	6.7
Unaffiliated customers	316,279		2,849,360	296,380		19,899	6.7
Intersegment	—		—	—		—	—
Operating expenses	292,259	92.4	2,632,964	286,361	96.6	5,898	2.1

Operating income	24,020	7.6	216,396	10,019	3.4	14,001	139.7

Note: U.S.$1=Yen 111

2.   Geographic segment information

	Term				The first half of
		The first half of FY2004			FY2003
		(April 1, 2003 - Sep. 30, 2003)			(April 1, 2002 - Sep. 30, 2002)		Change

Region		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Japan	Net sales	158,716	100.0	1,429,874	173,895	100.0	(15,179)	-8.7
	Operating income	3,508	2.2	31,604	2,664	1.5	844	31.7

Americas	Net sales	49,713	100.0	447,865	50,938	100.0	(1,225)	-2.4
	Operating income (loss)	(605)	-1.2	(5,450)	(309)	-0.6	(296)	-95.8

Europe	Net sales	36,568	100.0	329,441	34,162	100.0	2,406	7.0
	Operating income (loss)	(59)	-0.2	(532)	(2,295)	-6.7	2,236	97.4

Asia and others	Net sales	185,691	100.0	1,672,892	148,987	100.0	36,704	24.6
	Operating income	21,560	11.6	194,234	9,870	6.6	11,690	118.4

Intersegment eliminations	Net sales	114,409		1,030,712	111,602		2,807
	Operating income (loss)	384		3,460	(89)		473

Total	Net sales	316,279	100.0	2,849,360	296,380	100.0	19,899	6.7
	Operating income	24,020	7.6	216,396	10,019	3.4	14,001	139.7

Notes:
1.	The sales are classified by geographic areas of the seller and include transfers between geographic areas.
2.	U.S.$1=Yen 111

3.   Sales by region

Term				The first half of
	The first half of FY2004			FY2003
	(April 1, 2003 - Sep. 30, 2003)			(April 1, 2002 - Sep. 30, 2002)		Change

Region	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Americas	43,328	13.7	390,343	56,294	19.0	(12,966)	-23.0
Europe	36,987	11.7	333,216	34,368	11.6	2,619	7.6
Asia and others	154,428	48.8	1,391,243	121,429	41.0	32,999	27.2
Overseas sales total	234,743	74.2	2,114,802	212,091	71.6	22,652	10.7

Japan	81,536	25.8	734,558	84,289	28.4	(2,753)	-3.3

Net sales	316,279	100.0	2,849,360	296,380	100.0	19,899	6.7

Notes:
1.	Sales by region are classified by geographic areas of the buyer.
2.	U.S.$1=Yen 111

18/23

Consolidated

10)   Fair Value of Securities

		Gross	Gross
		Unrealized	Unrealized	Fair
(Yen millions)	Cost	Holding Gains	Holding Losses	Value

As of Sep. 30, 2003
Equity securities	1,262	180	13	1,429
Debt securities	1,099	—	2	1,097

Total	2,361	180	15	2,526

As of March 31, 2003
Equity securities	3,455	122	11	3,566
Debt securities	2,495	3	—	2,498

Total	5,950	125	11	6,064

As of Sep. 30, 2002
Equity securities	5,766	150	2,622	3,294
Debt securities	3,287	12	—	3,299

Total	9,053	162	2,622	6,593

		Gross	Gross
U.S.$1=Yen 111		Unrealized	Unrealized	Fair
(U.S.$ thousands)	Cost	Holding Gains	Holding Losses	Value

As of Sep. 30, 2003
Equity securities	11,369	1,622	117	12,874
Debt securities	9,901	—	18	9,883

Total	21,270	1,622	135	22,757

11)   Fair Value of Derivatives

	Contract	Carrying	Estimated Fair
(Yen millions)	Amount	Amount	Value

As of Sep. 30, 2003
Forward foreign exchange contracts	3,124	(21)	(21)
Currency swap agreements for loans to its subsidiaries	10,418	(9)	(9)
As of March 31, 2003
Forward foreign exchange contracts	19,016	39	39
Currency swap agreements for loans to its subsidiaries	13,794	(287)	(287)
As of Sep. 30, 2002
Forward foreign exchange contracts	17,549	(84)	(84)
Currency swap agreements for loans to its subsidiaries	13,613	(48)	(48)

	Contract	Carrying	Estimated Fair
(U.S.$ thousands) U.S.$1=Yen 111	Amount	Amount	Value

As of Sep. 30, 2003
Forward foreign exchange contracts	28,144	(189)	(189)
Currency swap agreements for loans to its subsidiaries	93,856	(81)	(81)

19/23

Non-Consolidated

12)   Statements of income (Non-Consolidated)

Term	The first half of FY2004			The first half of FY2003
	(April 1, 2003 - Sep. 30, 2003)			(April 1, 2002 - Sep. 30, 2002)		Change

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Income
Sales	152,474	100.0	1,373,639	167,260	100.0	(14,786)	-8.8
Other income	7,411		66,765	5,815

	159,885		1,440,405	173,075

Costs and expenses
Cost of sales	123,309		1,110,891	136,194
S.G.A. expenses	28,103		253,180	27,585
Interest expenses	12		108	8
Other expenses	3,641		32,801	2,350

	155,066		1,396,990	166,138

Current income	4,819	3.2	43,414	6,937	4.1	(2,118)	-30.5

Extraordinary profit	446		4,018	253
Extraordinary loss	4,724		42,558	5,102

Income before income taxes	541	0.4	4,873	2,088	1.2	(1,547)	-74.1

Income taxes
Current	(100)		(900)	(1,077)
Deferred	(486)		(4,378)	2,109

Net income	1,127	0.7	10,153	1,056	0.6	71	6.7

Note: U.S.$1=Yen 111

20/23

Non-Consolidated

13) Balance sheets (Non-Consolidated)

ASSETS

Term	As of Sep. 30, 2003			As of Mar. 31, 2003		Change	As of Sep. 30, 2002

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%

Current assets
Cash	57,015		513,648	55,240		1,775	51,904
Marketable securities	12,999		117,108	11,399		1,600	7,899
Trade receivables
Notes	3,778		34,036	4,429		(651)	5,230
Accounts	74,120		667,747	70,136		3,984	79,395
Allowance for doubtful receivables	(131)		(1,180)	(112)		(19)	(116)

Net trade receivables	77,767		700,603	74,454		3,313	84,510

Inventories	23,962		215,873	26,136		(2,174)	25,755
Prepaid expenses and other current assets	68,875		620,495	57,686		11,189	50,083

Total current assets	240,620	47.0	2,167,747	224,917	44.1	15,703	220,153	43.1

Investments and advances
Investments in securities	7,543		67,954	8,885		(1,342)	4,200
Share of subsidiaries	103,353		931,108	103,085		268	105,807
Other	30,726		276,810	37,469		(6,743)	46,727
Allowance for doubtful receivables	(714)		(6,432)	(632)		(82)	(1,052)

Total investments and advances	140,908	27.6	1,269,441	148,807	29.2	(7,899)	155,682	30.5

Property, plant and equipment
Land	13,784		124,180	14,929		(1,145)	16,515
Buildings	42,500		382,882	43,811		(1,311)	44,925
Machinery and equipment	56,778		511,513	57,451		(673)	63,295
Construction in progress	5,834		52,558	7,545		(1,711)	6,796

Total property, plant and equipment	118,897	23.2	1,071,144	123,737	24.3	(4,840)	131,533	25.7

Other assets	11,223	2.2	101,108	12,097	2.4	(874)	3,556	0.7

TOTAL	511,650	100.0	4,609,459	509,561	100.0	2,089	510,925	100.0

Note:U.S.$1=Yen 111

21/23

Non-Consolidated

LIABILITIES AND STOCKHOLDERS' EQUITY

Term	As of Sep. 30, 2003			As of Mar. 31, 2003		Change	As of Sep. 30, 2002

Item	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%

Current liabilities
Trade payables accounts	36,655		330,225	32,843		3,812	38,055
Accrued expenses	10,003		90,117	8,387		1,616	9,589
Accrued income taxes	65		585	52		13	27
Other current liabilities	15,758		141,963	19,389		(3,631)	14,060

Total current liabilities	62,483	12.2	562,909	60,672	11.9	1,811	61,733	12.1

Retirement and severance benefits	33,746		304,018	29,337		4,409	25,417
Directors’ retirement allowance	296		2,666	309		(13)	302

Total noncurrent liabilities	34,043	6.7	306,693	29,646	5.8	4,397	25,720	5.0

Total liabilities	96,526	18.9	869,603	90,319	17.7	6,207	87,453	17.1

Stockholders’ equity
Common stock	32,641		294,063	32,641		—	32,641
Additional paid-in capital	59,256		533,837	59,256		—	59,256
Legal reserve	8,160		73,513	8,160		—	8,160
Retained earnings	321,723		2,898,405	323,999		(2,276)	328,238
Unrealized holding gain (loss) on other securities	(44)		(396)	37		(81)	(15)
Treasury stock	(6,615)		(59,594)	(4,854)		(1,761)	(4,810)

Total stockholders’ equity	415,123	81.1	3,739,846	419,241	82.3	(4,118)	423,471	82.9

TOTAL	511,650	100.0	4,609,459	509,561	100.0	2,089	510,925	100.0

Note:U.S.$1=Yen 111

22/23

Supplementary Information

Ratio of results on a Consolidated basis to results on a Non-Consolidated basis

	Ratio of the first half	Ratio of the corresponding
	of FY2004	period of the previous year

Net sales	2.1	1.8
Operating income	22.6	2.9
Income before income taxes	46.2	3.7
Net income	17.1	4.4

Exchange rates used for conversion

Term	April 1, 2003 -		April 1, 2002 -
	Sep. 30, 2003		Sep. 30, 2002

Item	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen

Sales	118.08	133.51	123.07	116.92

The end of the period	111.25	129.19	122.60	120.37

Non-Consolidated

Term	April 1, 2003 -		April 1, 2002 -			April 1, 2002 -
	Sep. 30, 2003		Sep. 30, 2002			March 31, 2003

	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Item	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)

Investment in facilities	8,993	—	6,999	—	28.5	24,959	—

Depreciation expenses	11,127	7.3	12,518	7.5	-11.1	26,529	8.3

Research and development expenses	11,568	7.6	10,967	6.6	5.5	22,530	7.0

Result of financial operation	3,262		2,678		21.8	2,829

Number of employees (as at the end of the period)	6,176		6,304			6,212

Consolidated

Term	April 1, 2003 -		April 1, 2002 -			April 1, 2002 -
	Sep. 30, 2003		Sep. 30, 2002			March 31, 2003

	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Item	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)

Investment in facilities	20,826	—	14,472	—	43.9	41,451	—

Depreciation expenses	23,642	7.5	28,503	9.6	-17.1	57,789	9.5

Research and development expenses	17,179	5.4	15,649	5.3	9.8	31,862	5.2

Result of financial operation	443		510		-13.1	802

Number of employees (as at the end of the period)	34,535		31,728			31,705

Ratio of overseas production	60.4%		55.6%			56.0%

OVERSEAS SALES BY DIVISION

Term	April 1, 2003 -		April 1, 2002 -			April 1, 2002 -
	Sep. 30, 2003		Sep. 30, 2002			March 31, 2003

	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)

Electronic materials and components	188,074	59.5	167,212	56.4	12.5	341,615	56.1
Electronic materials	60,211	19.0	64,577	21.8	-6.8	122,761	20.2
Electronic devices	29,583	9.4	29,360	9.9	0.8	58,671	9.6
Recording devices	94,222	29.8	69,154	23.3	36.2	152,476	25.0
Semiconductors & others	4,058	1.3	4,121	1.4	-1.5	7,707	1.3
Recording media & systems	46,669	14.7	44,879	15.2	4.0	101,762	16.7

Overseas sales	234,743	74.2	212,091	71.6	10.7	443,377	72.8

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